August 8, 2007

Mail Stop 4561

Mr. Michel Demaré
Chief Financial Officer
ABB Ltd.
Affolternstrasse 44
CH-8050 Zurich, Switzerland

      RE: **ABB Ltd.**
                Form 20-F for the period ended December 31, 2006
                Filed April 18, 2007
                File No. 1-16429

Dear Mr. Demaré:

      We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

                Sincerely,

                Kevin R. Woody
                Branch Chief